

July 28, 2010

Via U.S. Mail

Guo Yun Yao
Chief Executive Officer, President, Secretary and
Chairman of the Board of Directors
Asia Carbon Industries, Inc.
110 Wall Street, 11th Floor
New York, NY 10005

> **Re:** **Asia Carbon Industries, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed: July 1, 2010**
> **File No.: 333-167090**

Dear Ms. Yao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include the legend regarding the dealer prospectus delivery obligation on the outside back cover page of the prospectus, in accordance with Item 502(b) of Regulation S-K.

2. To the extent that you have any financial information available for the quarter ended June 30, 2010, please provide a Recent Developments section to disclose and discuss such information.

3. Please revise to include a more specific and comprehensive discussion regarding how you determined your offering price of $1.50 was appropriate. In this regard, please discuss the nature and significance of recent equity transactions.

Prospectus Cover Page

4. Because there is currently no active trading market for your shares of common stock, the selling stockholders must offer the shares at the stated fixed price (as properly characterized in the third paragraph of your disclosure), until a market for your shares is developed. As such, please revise your disclosure to remove the first sentence of the second paragraph.

Prospectus Summary, page 2

General

5. Please include the complete mailing address and telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

6. Please provide further context for the statement regarding your belief that you are one of the top ten carbon black producers in Shanxi Province in China.

Corporate History, page 2

7. Please revise your disclosure to indicate that in connection with the December 2009 transaction and the entering into the VIE Agreements, you issued the Shanxi Hongxing shareholders 36,239,394 restricted shares of the company's common stock pursuant to which the Shanxi shareholders (i.e., Ms. Yao) obtained control of the company. We note your disclosure in Note 1 to the consolidated financial statements, page F-7. Please revise your "Description of Business" disclosure on page 29 to comply with this comment, as well as, to describe the material terms of the VIE Agreements. Please file the VIE Agreements as exhibits to the registration statement.

Plan of Distribution, page 4

8. The disclosure here appears misplaced and duplicative of the "Plan of Distribution" disclosure on page 25. Please revise your disclosures accordingly.

Risk Factors, page 6

9. Please include a risk factor addressing the difficulty a shareholder may face when pursuing claims of liability against your officers and directors. We note the disclosure on page 44.

10. To the extent material, please consider adding risk factor disclosure with respect to the risks resulting from your sole operating subsidiary being controlled through the application of certain VIE Agreements and not through a direct ownership, as well as the risks resulting from the breach of the terms of these agreements.

11. Please revise your risk factor disclosure to eliminative redundancies. For example, the effect that the volatility of the price of raw materials may have on your revenues and margins appears to have been addressed in the "Volatility in the price of raw materials…" risk factor on page 6, as well as in the "An increase in the cost of raw materials…" risk factor on page 9. We make a similar observation with respect to "We depend on a group of key customers…" risk factor on page 7 and "Shanxi Hongxing relies on a small number of important customers…" risk factor on page 11.

Risks Related to Our Business and Industry, page 6

We may be required to impair or write off certain assets…, page 7

12. To the extent possible, please quantify the risks imposed by the potential impairment of your assets to help investors better ascertain such risks.

Shanxi Hongxing is dependent on certain key personnel…, page 11

13. You disclose that there can be no assurances that your operating subsidiary will be able to retain the key personnel "after the term of their employment contract expires." Please reconcile your disclosure with disclosure on page 48 where you state that there are no employment agreements with your executive officers. Please revise your disclosures accordingly.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain…, page 16

14. Please revise to clarify your reference to the 2008 fiscal year.

Management's Discussion and Analysis of Financial Condition And Selected Financial Data, page 18

Results of Operations, page 18

15. Please expand your comparison of period changes for your discussion of sales and cost of sales to quantify the significant factors that impacted your results such as changes in unit price, volumes, coal tars oil prices, etc. Please also disclose the total capacity and utilization of your production facilities for each period presented.

16. Please revise to more specifically explain why your depreciation expense decreased between the years ended December 31, 2008 and 2009.

Liquidity and Capital Resources, page 19

17. We note your accounts receivable balance increased during 2009 while net sales decreased during the same period. We also note the reduction in your allowance for bad debts during the year. Please expand your liquidity discussion to disclose the credit terms extended to your customers and to explain the changes in your accounts receivable for each period and your basis for their recovery.

18. Please revise to disclose the terms of your short term debt, including whether your agreements contain financial covenants, your compliance with such covenants, and the risks of future non-compliance.

Liquidity and Capital Resources for the Three Months Ended March 31, 2010 and 2009, page 21

19. Please disclose whether management believes that the sources of cash are adequate to fund the company's operations in the next 12 months, and briefly discuss the basis of such belief.

Critical Accounting Policies and Estimates, page 22
Revenue Recognition, page 22

20. Please revise to clarify under what conditions revenue is not recognized at the time of shipment. Please also disclose when customer returns are permitted.

Selling Security Holders, page 23

21. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, the number of shares received by the selling securityholders and any rights associated with the shares.

Market For Common Equity and Related Stockholder Matters, page 27

No Public Market for Common Stock, page 27

22. Please consolidate your disclosure in the third paragraph (related to transactions in penny stock), with the disclosure in your "Penny Stock Regulations" discussion on page 28.

Description of Business, page 29

Industry Overview, page 31

23. Please confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.

24. We note that for some of the disclosures throughout the Business discussion you incorporate estimates and other industry data without disclosing the basis for some of the assertions made in your disclosure. If you do not have independent support for a statement, please revise the language to make clear that it is management's belief based on its experience in the industry, if true, or disclose the source.

25. Please provide in the filing, brief background information of the sources cited in your disclosure (e.g., what is Carbon Black World Data Book; Dong Fang Securities; China's Carbon Black Society).

Carbon Black Industry in China, page 32

26. We note in the third paragraph a reference to an external website. Please remove all references to external websites. We note that the information in the website is provided in the Chinese language. Please see our Use of Electronic Media, Interpretive Release No. 33–7856, April 28, 2000 for further guidance regarding the use of hyperlinks in your prospectus.

Customers, page 38

27. Please revise the tabular disclosure to disclose by name the three customers which accounted for approximately 74% of your sales.

Suppliers, page 37

28. Please reconcile your statement that you list 10 suppliers with the list of 6 companies in the table.

Sales and Marketing, page 38

Growth Strategy, page 39

29. Please disclose the anticipated cost for the hydroelectric power plant you expect to complete by June 2011, where it will be located, as well as how you intend to finance this project.

Quality Control, page 39

30. Please disclose the "specific procedures" that the management has instituted to help minimize the production dust and optimize the working conditions.

31. Please disclose the studies you are referring to in the first paragraph on page 40, which serve as basis for your belief that there are no negative health effects to the manufacture of carbon black.

32. Briefly describe in the filing what Industrial Technology Research Institute is and the significance of being "identified" by such institute.

Government Regulation, page 41
Environmental Regulation, page 41

33. Please disclose, to the extent material, the cost and effect of compliance with the applicable environmental regulations. See Item 101(h)(4)(xi) of Regulation S-K.

34. In addition, we note that in "Our operations involve handling of hazardous…materials…" risk factor on page 7 you disclose that pursuant to the SH&E Requirements, you must obtain a number of environmental-related permits to operate your business. Please include in this section of the filing related disclosure by identifying the various types of permits you are required to obtain, as well as whether you are currently in compliance with all applicable SH&E Requirements.

Security Ownership of Certain Beneficial Owners and Management, page 43

35. In "Our Chief Executive Officer controls us…" risk factor on page 11 you disclose that there is a call option agreement between Karen Prudente, Ms. Yao and Mr. Meng, that if exercised, Ms. Yao and Mr. Meng would be able to control 71.8% of the company's common stock. We also note disclosure in footnotes (3) and (4) regarding Ms. Prudente's role as nominee and trustee for both executive officers. Please disclose here or in another appropriate section of the filing:

    - The restricted nature of the securities received by both Ms. Yao and Mr. Meng at the time of the execution of the VIE Agreements;
    - The role that Ms. Prudente plays with respect to the securities held by the two executive officers, and to the extent that the shares are held by a trust, please disclose the name of the trust; and
    - A brief description of the material terms of the call option agreement.

36. In light of the requirements of Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act, please tell us why the call option has not been reflected in the beneficial ownership table, or otherwise revise your disclosure accordingly.

37. Please file the call option agreement as an exhibit to the registration statement.

38. We note that pursuant to the agreement with Friedland Corporate Finance Advisory Services LLC, you issued Friedland 4,700,000 shares of the company's common stock (see disclosure in Note 9, page F-25). Since Friedland appears to beneficially own more than five percent of your voting securities, please revise the beneficial ownership table accordingly. See Item 403(a) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 44

Directors and Executive Officers of Asia Carbon, page 44

39. Please note that with respect to each director, you must briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the registrant's business and structure. Your disclosure in the third paragraph on page 46 that the board believes that each director is highly qualified to serve as a member of the board is too broad and generic. Please revise your disclosure accordingly. See Item 401(e)(1) of Regulation S-K.

40. On page 46 you state that Michael Segal is the only independent director. With a view toward disclosure please tell us how you determined his independence, considering that he was the company's president and CEO until May 20, 2010 (we note footnote (1) disclosure to the summary compensation table on page 47).

Executive Compensation, page 47

41. In note 10, page F-26, you disclose that on January 25, 2010 Mr. Segal was issued 74,900 shares of common stock "for his services as a director of the Company." Please revise the summary compensation table to reflect such stock grant.

42. Please include brief narrative footnote disclosure with respect to the bonus paid to Ms. Yao in 2009. See Item 402(o) of Regulation S-K.

43. Please tell us why the "All Other Compensation" column in the summary compensation table does not include the dividend amounts paid to Ms. Yao and Mr. Meng in 2009. We note disclosure in the last paragraph on page 19. See Item 402(n)(2)(ix) of Regulation S-K.

Certain Relationships and Related Transactions, page 48

44. We note that you have not disclosed Mr. Segal as a promoter in accordance with Item 404(c)(1) of Regulation S-K. Please provide us with your analysis of why such disclosure would not be required, or otherwise, revise your disclosure accordingly.

45. We note disclosure in Note 6, page F-24, regarding Shareholder Loans Receivable. Please include relevant disclosure about the material terms of these shareholder loans and their frequency. If there are any currently outstanding shareholder loans made pursuant to a written instrument, please ensure to file such instrument as an exhibit to the registration statement.

Consolidated Financial Statements, page F-1

Note 1- Organization and Basis of Presentation, page F-7

46. Please revise to more specifically disclose the basis of presentation of Asia Carbon. In this regard, it is unclear if there were equity interests prior to the VIE Agreement transaction and, if so, how these interests have been reflected after the VIE Agreement transaction.

Note 5. Xigu Loan Receivable and Land Use Right, page F-12

47. Please tell us your basis for capitalizing the unpaid loan receivable as a land use right rather than a loan loss or impairment expense. Please disclose the terms of the land use right agreements and the business purpose of issuing the loans to the Village of Xigu.

Note 6. Shareholder Loans Receivable, page F-24

48. Please disclose the business purpose of issuing the shareholder loans.

Note 13. Income Taxes, page F-27

49. Please provide the disclosures required by ASC 740-10-50-2 including the components of the deferred tax asset and the related valuation allowance. Please also discuss how and why the change in the valuation allowance increased the effective income tax rate by 9.6% during the period ended March 31, 2010.

Part II – Information Not Required in Prospectus

Indemnification of Directors and Officers, page 50

50. Please revise your disclosure to discuss the general effect of any statute, charter provisions, by-laws, contract or other arrangements under which any controlling persons, director or officer of the company is insured or indemnified in any manner against liability, which he may incur in his capacity as such. See Item 702 of Regulation S-K.

Recent Sales of Unregistered Securities, page 50

51. Please revise your disclosure to reflect unregistered sales of securities in the past three years, including, but not limited to, the issuance of shares in connection with the December 2009 transaction, the issuance of shares to Friedland Corporate Finance Advisory Services, and the issuances to Mr. Segal and Ms. Prudente. We note your disclosure on page F-26 of your financial statements. See Item 701 of Regulation S-K.

Exhibits, page 51

52. Please explain to us the significance of the agreements filed as Exhibits 10.3 through 10.32. They all appear to have expired either on December 31, 2008 or December 31, 2009.

Exhibit 5.1 – Legal Opinion of Sichenzia Ross Friedman Ference LLP

53. Please have counsel revise its opinion to remove the reference to series A convertible preferred stock and to opine on the legality of the offer and sale of 9,202,884 shares of common stock by the selling security holders.

54. Since you are registering 9,202,884 shares of common stock which are currently outstanding and held by the selling security holders, please have counsel revise its opinion to state that these shares are duly authorized, legally issued, fully paid, and non-assessable.

55. Please have counsel revise its opinion to reflect that counsel is opining on the corporate laws of the jurisdiction of the company's incorporation.

Undertakings, page 53

56. Please revise your disclosure to include the undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K.

Signatures

57. Because you appear to be a foreign private issuer under Rule 405 of Regulation C, please ensure that the registration statement shall also be signed by its authorized representative in the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory Sichenzia, Esq.
        Benjamin Tan, Esq.
        Sichenzia Ross Friedman Ference LLP
        via facsimile at (212) 930-9725